82-4436

Albaum & Associates

BARRISTERS AND SOLICITORS

366 BAY STREET, SUITE 800
TORONTO, CANADA
M5H 4B2

TELEPHONE: (416) 304-1932
TELECOPIER: (416) 304-0240
albaum_law@hotmail.com

04012956

February 10, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450, 5th Street N.W.
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

04 FEB 19 AM 7:21

Dear Sirs:

Re: Ungava Minerals Corp. (the "Corporation")
<u>Your File Number 82-4436</u>

We enclose on behalf of the Corporation the following documents:

1. Press Release dated December 23, 2003
2. Press Release dated December 24, 2003
3. Material Change Report dated December 30, 2003
4. Press Release dated January 30, 2004
5. Material Change Report dated February 3 , 2004

Should you have any questions in connection with the foregoing, please do not hesitate to contact the undersigned.

Yours very truly,

ALBAUM & ASSOCIATES

Lorne H. Albaum

/bb

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

dlw 2/20

Enclosures

82-4436

UNGAVA MINERALS CORP.
Toronto, Ontario

December 23, 2003
Issued and Outstanding: 18,296,610 Common Shares

UNGAVA MINERALS CORP.
SHARES BEGIN OTC PINK SHEETS TRADING

Ungava Minerals Company (the "Company") (OTC: UVGAF) wishes to announce that its common shares have begun trading on the Over-The-Counter ("OTC") Pink Sheets under the symbol "UGVAF", CUSIP number 904919107.

Pink Sheets is the leading provider of pricing and financial information for the American OTC securities markets and is a source of competitive market maker quotations, historical prices and corporate information about OTC issues and issuers. For more information on the Pink Sheets, visit www.pinksheets.com.

Ungava Minerals Corp. is a mineral exploration company. The Company has interest in an approximately 170 square kilometre of copper, nickel, platinum group metals exploration property in the Raglan area of northern Québec. The Company is litigating to recover full ownership of this property.

This announcement does not constitute an offer of any securities for sale.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

UNGAVA MINERALS CORP.
Toronto, Ontario

December 24, 2003
Issued and Outstanding: 18,296,610 Common Shares

MOTION TO REVOKE 2002 HOMOLOGATION ORDER DENIED

Ungava Minerals Company (the "Company") (OTC: UGVAF) reports that the Company brought a motion for revocation of the Court Order of December 3, 2002 homologating the 2002 Arbitration Award. The motion was brought to determine whether "new evidence" discovered by the Company in August and September 2002 regarding certain acts by Canadian Royalties Inc. ("CRI") merited the setting aside of the Homologation Order. The motion was filed on November 6, 2003 and heard on December 17, 203. The judgement dated December 17, 2003 was delivered on December 18, 2003 dismissing the motion.

It was decided that since the Company had not brought the revocation motion within 15 days of discovering the new evidence and before making the revocation motion had taken steps to have the "new evidence" considered at the hearing of the "Strike Motion" brought by CRI and others in Ontario which was originally to be heard on October 7, 2003, the Court would not grant an extension of time to file the Quebec motion since it was not "impossible" for the Company to have filed the motion for revocation in Quebec within 15 days.

The "new evidence" became the subject matter of affidavits filed in Ontario on behalf of the Company and referred to in the Company press release dated September 22, 2003.

Accordingly, the new evidence and the merits of the revocation motion were not considered by the Court. The Decision dated December 17, 2003 will be attached to the Material Change Report to be filed in connection with this press release.

Ungava Minerals Corp. is a mineral exploration company. The Company has interest in an approximately 170 square kilometre of copper, nickel, platinum group metals exploration property in the Raglan area of northern Québec. The Company is litigating to recover full ownership of this property.

This announcement does not constitute an offer of any securities for sale.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

MATERIAL CHANGE REPORT

UNDER SECTION 118(1) *SECURITIES ACT* (ALBERTA)
UNDER SECTION 81(2) *SECURITIES ACT* (NOVA SCOTIA)
UNDER SECTION 75(2) *SECURITIES ACT* (ONTARIO)
UNDER SECTION 73 *SECURITIES ACT* (QUEBEC)

Item 1 – Reporting Issuer

UNGAVA MINERALS CORP.
366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2

Item 2 – Date of Material Change

December 24, 2003

Item 3 – News Release

A press release relating to the Superior Court (Québec) decision relating to Ungava Minerals Corp.'s revocation application was issued on December 24, 2003 through Infolink Communications.

Item 4 – Summary of Material Change

The Company's motion to revoke the Court Order of December 3, 2002 homologating the 2002 Arbitration Award was denied since it was not "impossible" for the Company to have filed the motion for revocation in Quebec within 15 days of discovering the "new evidence".

Item 5 – Full Description of Material Change

Refer to the information provided in the attached.

Schedule A – Full Text of Press Release
Schedule B – Decision of Judge Claude Champagne

Item 6 – Reliance on Section 118 (2) *Securities Act* (Alberta), Section 81(2) of the *Securities* Act(Nova Scotia), Section 75(3) of the *Securities Act* (Ontario) and Section 73 of the S*ecurities Act* (Québec)

Not applicable

Item 7 – Omitted Information

Not applicable.

<u>Item 8 – Senior Officer</u>

The name of a Senior Officer of the Reporting Issuer who is knowledgeable about the material changes and this report and who can be contacted by the Chief of Securities Administration is:

Lorne H. Albaum
President
Business Telephone Number: (416) 304-1932

<u>Item 9 – Statement of Senior Officer</u>

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Toronto, in the Province of Ontario, this 30th day of December, 2003.

Signed: "Lorne H. Albaum"

Lorne H. Albaum
President,
UNGAVA MINERALS CORP.

SCHEDULE "A"

UNGAVA MINERALS CORP. December 24, 2003
Toronto, Ontario Issued and Outstanding: 18,296,610 Common Shares

MOTION TO REVOKE 2002 HOMOLOGATION ORDER DENIED

Ungava Minerals Company (the "Company") (OTC: UGVAF) reports that the Company brought a motion for revocation of the Court Order of December 3, 2002 homologating the 2002 Arbitration Award. The motion was brought to determine whether "new evidence" discovered by the Company in August and September 2002 regarding certain acts by Canadian Royalties Inc. ("CRI") merited the setting aside of the Homologation Order. The motion was filed on November 6, 2003 and heard on December 17, 2003. The judgement dated December 17, 2003 was delivered on December 18, 2003 dismissing the motion.

It was decided that since the Company had not brought the revocation motion within 15 days of discovering the new evidence and before making the revocation motion had taken steps to have the "new evidence" considered at the hearing of the "Strike Motion" brought by CRI and others in Ontario which was originally to be heard on October 7, 2003, the Court would not grant an extension of time to file the Quebec motion since it was not "impossible" for the Company to have filed the motion for revocation in Quebec within 15 days.

The "new evidence" became the subject matter of affidavits filed in Ontario on behalf of the Company and referred to in the Company press release dated September 22, 2003.

Accordingly, the new evidence and the merits of the revocation motion were not considered by the Court. The Decision dated December 17, 2003 will be attached to the Material Change Report to be filed in connection with this press release.

Ungava Minerals Corp. is a mineral exploration company. The Company has interest in an approximately 170 square kilometre of copper, nickel, platinum group metals exploration property in the Raglan area of northern Québec. The Company is litigating to recover full ownership of this property.

This announcement does not constitute an offer of any securities for sale.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

SCHEDULE "B"

COUR SUPÉRIEURE

CANADA
PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL

N°: 500-073790-222

DATE: 17 DÉCEMBRE 2003

SOUS LA PRÉSIDENCE DE: L'HONORABLE CLAUDE CHAMPAGNE, J.C.S.

UNGAVA MINERAL EXPLORATION INC.

et

UNGAVA MINERALS CORP.

REQUÉRANTES

c.

CANADIAN ROYALTIES INC.

INTIMÉE

JUGEMENT

L'introduction

[1] Un contrat de co-enterprise est signé le 12 janvier 2001 et il lie les parties.

[2] Cette entente prévoit entre autres que tout différend sera soumis à un arbitre unique qui en décidera et don't la décision sera finale et sans appel.

[3] Un désaccord survient et les parties choisissent l'honorable Claude Bisson pour en disposer

[4] Celui-ci rend sa sentence arbitrale le 31 octobre 2002.

[5] Quelques semaines plus tard, Canadian Roayalties Inc. préesente une requête en homologation de la sentence. Les avocatns d'Ungava écrivent à ceux de l'intimée pour les informer qu'ils n'entendent pas contester cette procédure. Au jour de la présentation de celle-ci, un avocet d'Ungava est present au Tribunal et il ne contest pas la requête.

[6] Cette Cour homologue donc la décision de l'arbitre le 3 décembre 2002 et celle-ci acquiert dès lors une force exécutoire comme toute autre jugement selon les termes de l'article 946 du *Code de procédure civile.*

[7] Toutefois, les requérantes produisant au dossier le 6 novembre 2003 une requête en rétraction de jugement alléguant qu'elles ont eu connaissance le 21 août précédent d'une preuve nouvelle.

La procédure don't Le Tribunal est saisi ce jour

[8] Canadian Royalties Inc. demande à la Cour supérieure de constater l'irrecevabilité de la requête en rétraction de jugement et de rejeter celle-ci.

La position des parties

[9] L'intimeé conclut à l'irrecevabilité de la requête en rétraction en alléguant deux motifs:

1. Ungava a produit sa demande plus de quinze jours après avoir eu connaissance de la preuve nouvelle qu'elle allègue;

2, Plus de six mois se sont écoulés depuis le jugement attaqué.

[10] De son coté, Ungava prétend que le deuxième motif n'a aucune application en l'instance puisque le jugement don't elle demande la rétraction n'a pas fait l'objet de contestation. Elle ne pouvait contester la demande d'homologation que par le biais d'une requête en annulation de la sentence arbitrale à l'intérieur d'un délai où elle n'avait pas encore acquis connaissance de la preuve nouvelle.

[11] Puisque seul le premier motif peut recevoir application ici, elle ajoute donc que cette Cour a discrétion pour le proroger, les quinze jours en question ne constitutant pas un délai de déchéance.

L'analyse et la discussion

[12] L'article 484 C.p.c. régit la situation que les parties demandent au Tribunal de trancher. Cette disposition se lit ainsi:

> « La requête en rétraction, signifiée à toutes les parties en couse avec avis du jour où elle sera présentée à un juge pour réception, doit être produite dans les 15 jours, à compter, selon le cas, du jour où la partie a acquis connaissance du jugement, où est disparue la cause qui l'empêchait de produire sa défense, où la partie a acquis connaissance de la preuve nouvelle, de la fausseté de la pièce ou du doi de la partie adverse, où a été découverte la pièce décisive, ou encore du jour où a été rendu le jugement désavouant l'acte non autorisé
>
> Dans le cas du mineur, prévu au paragraphe 3 de l'article 483, le délai court du jour de la signification du jugement, faite depuis qu'il a atteint sa majorité.
>
> Ce délai de 15 jours est de rigueur; néanmois, le tribunal peut, sur demande, et pourvu qu'il ne se soit pas écoulé plus de six mois depuis le jugement, relever dans conséquences de son retard la partie qui démontre qu'elle a été, en fait, dans l'impossibilité d'agir plus tôt. »

[13] À l'audience, le procureur d'Ungava reconnaît d'entrée de jeu que ses clients ont eu connaissance de pa preuve nouvelle le 21 août 2003 et qu'elles n'ont donc pas respecté tant le premier que le second délai mentionné au deuxième paragraphe de l'article 484.

[14] Cette Cour doit donc décider si ce qui précède est fatal à la requête en rétraction et si elle doit donc déclarer celle-ci irrecevable.

[15] Elle ne retient pas l'argument d'Ungava à l'effet qu'on devrait traiter différemment pour fins de rétraction un jugement homologuant une requête pour valider une sentence arbitrale. En effet, le Tribunal ne peut distinguer là où le législateur ne l'a pas fait.

[16] En ce qui concerne le délai de quinze jours, le soussigné en vient à la conclusion qu'il ne s'agit pas là d'un délai de déchéance et qu'il a le pouvoir de le proroger sur preuve qu'Ungava ne pouvait agir avant. Une jurisprudence abondante autorise le Tribunal à recevoir une requête en rétraction de jugement même si le requérant n'agit pas dans le délai de quinze jours. Il doit cependant démontrer qu'il était en fait dans l'impossibilité d'agir plus tôt [1].

[17] Dans la présente instance et puisque cette Cour ne doit décider que de la requête en irrecevabilité, on doit donc prendre pour avérée chacune des allégations contenues à la demande de rétraction. Or, l'article 61 de celle-ci semble démontrer qu'Ungava ne pouvait agir plus tôt.

[18] Toutefois, cette allégation est inexacte à sa face même puisqu'Ungava a entrepris d'autres procédures dans une autre jurisdiction dès le 18 septembre 2003 dans lesquelles elle traite de cette même preuve nouvelle. D'ailleurs, la preuve en question serait constituée d'un rapport datant en 1998 et qui était depuis déposé auprès du government du Québec.

[19] Le non-respect du délai de quinze jours suffit donc à lui seul pour disposer de la requête en irrecevabilité et il ne rend donc pas nécessaire l'analyse du second motif, celui ayant trait au délai de six mois.

[20] À ce sujet, le Tribunal se permit d'émettre l'opinion que bien qu'il s'agisse là d'un délai que les tirbunaux ont qualifié « de prescription » [2], ceci ne signifie pas pour autant que toute requête en retraction présentée plus de six mois après le prononcé du jugement attaqué n'a aucune chance de succès.

---

1 Tourbière Champlain Ltée c. Drouin (1970) C.A. 725.

[21] En effet, l'article 2904 du *Code civil du Québec* énonce que:

> « La prescription ne court pas contre les personnes qui sont dans l'impossibilité en fait d'agir soit par elles-mêmes, soit en se faisant représenter par d'autres. »

[22] Ici encore et sur preuve d'une impossibilité en fait d'agir, la Cour peut recevoir une telle requête même si onl'a produite plus de six mois après la décision dont on se plaint.

POUR CES MOTIFS, LE TRIBUNAL :

ACCUEILLE la requête en irrecevabilité de l'intimée ;

REJETTE la requête en rétraction du jugement du 3 décembre 2002 ;

---

2 J.P. c. L.B., J.E. 2003-619 (C.A.)

AVEC DÉPENS.

"Claude Champagne"
CLAUDE CHAMPAGNE, J.C.S.

Me Alan Stein
Pour les requérantes

Me Martine Riendeau et Me. Carl J. Souquet
Pour l'intimée

Date d'audience : 17 décembre 2003

UNGAVA MINERALS CORP. January 30, 2004
Toronto, Ontario Issued and Outstanding: 18,296,610 Common Shares

LITIGATION UPDATE

Ungava Minerals Company (the "Company") (OTC: UGVAF) reports that on a motion brought by the defendants by counterclaim in the pending Ontario action to strike Mr. Glen Erikson's affidavit referred to in the Company Press Release and Material Change Report dated November 26 and 27, 2003, respectively, paragraphs 6 to 31 were ordered struck. Accordingly, on the return of the Ontario Strike Motion in February, 2004 at which the defendants by counterclaim will argue that they ought not be required to respond to the Company's counterclaim, the Company will not be able to refer to the 1998 Fischer Report reporting on the sampling done on the Company's property in 1998 which reported significant mineralization in the area subsequently sampled by Glenn Mullan in September, 2000, nor refer to the production by Canadian Royalties Inc. of an incomplete version of the said Fischer Report in the course of the 2001 arbitration proceeding. The judge decided that paragraphs in Mr. Erikson's affidavit would be struck as being an abuse of process. While acknowledging that normally even affidavit evidence held to be irrelevant will not be struck in advance of the hearing of the motion to which it relates, in this case, because the Company had sought leave, unsuccessfully, to have the "new evidence" admitted after cross examinations on affidavits had taken place, it was decided that the Company should not now be entitled to lead the new evidence in an affidavit responsive to the recently filed Wares Affidavit, because to do so would allow an "accident of timing" to result in paragraphs 6 to 31 of Mr. Erikson's affidavit being considered on the Strike Motion though they were in compliance with Rule 25.11, because the effect would be to "circumvent several judicial determinations".

The Decision in full will be appended to the Material Change Report to be filed in connection with this Press Release.

Ungava Minerals Corp. is a mineral exploration company. The Company has interest in an approximately 170 square kilometre of copper, nickel, platinum group metals exploration property in the Raglan area of northern Québec. The Company is litigating to recover full ownership of this property.

This announcement does not constitute an offer of any securities for sale.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

MATERIAL CHANGE REPORT

UNDER SECTION 118(1) *SECURITIES ACT* (ALBERTA)
UNDER SECTION 81(2) *SECURITIES ACT* (NOVA SCOTIA)
UNDER SECTION 75(2) *SECURITIES ACT* (ONTARIO)
UNDER SECTION 73 *SECURITIES ACT* (QUEBEC)

Item 1 – Reporting Issuer

UNGAVA MINERALS CORP.
366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2

Item 2 – Date of Material Change

January 30, 2004

Item 3 – News Release

A press release relating to the Superior Court (Ontario) decision relating to Ungava Minerals Corp.'s filing of a responding affidavit was issued on January 30, 2004 through Infolink Communications.

Item 4 – Summary of Material Change

On a motion brought by Canadian Royalties Inc. by counterclaim in the pending Ontario action, certain paragraphs of an affidavit of Mr. Glen Erikson, responsive to the affidavit of Mr. Robert Wares, were ordered struck.

Item 5 – Full Description of Material Change

Refer to the information provided in the attached.

Schedule A – Full Text of Press Release
Schedule B – Decision of Judge J. Karakatsanis

Item 6 – Reliance on Section 118 (2) *Securities Act* (Alberta), Section 81(2) of the *Securities* Act(Nova Scotia), Section 75(3) of the *Securities Act* (Ontario) and Section 73 of the S*ecurities Act* (Québec)

Not applicable

Item 7 – Omitted Information

Not applicable.

Item 8 – Senior Officer

The name of a Senior Officer of the Reporting Issuer who is knowledgeable about the material changes and this report and who can be contacted by the Chief of Securities Administration is:

Lorne H. Albaum
President
Business Telephone Number: (416) 304-1932

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Toronto, in the Province of Ontario, this 3rd day of February, 2004.

Signed: "Lorne H. Albaum"

Lorne H. Albaum
President,
UNGAVA MINERALS CORP.

SCHEDULE “A”

UNGAVA MINERALS CORP. January 30, 2004
Toronto, Ontario Issued and Outstanding: 18,296,610 Common Shares

LITIGATION UPDATE

Ungava Minerals Company (the “Company”) (OTC: UGVAF) reports that on a motion brought by the defendants by counterclaim in the pending Ontario action to strike Mr. Glen Erikson’s affidavit referred to in the Company Press Release and Material Change Report dated November 26 and 27, 2003, respectively, paragraphs 6 to 31 were ordered struck. Accordingly, on the return of the Ontario Strike Motion in February, 2004 at which the defendants by counterclaim will argue that they ought not be required to respond to the Company’s counterclaim, the Company will not be able to refer to the 1998 Fischer Report reporting on the sampling done on the Company’s property in 1998 which reported significant mineralization in the area subsequently sampled by Glenn Mullan in September, 2000, nor refer to the production by Canadian Royalties Inc. of an incomplete version of the said Fischer Report in the course of the 2001 arbitration proceeding. The judge decided that paragraphs in Mr. Erikson’s affidavit would be struck as being an abuse of process. While acknowledging that normally even affidavit evidence held to be irrelevant will not be struck in advance of the hearing of the motion to which it relates, in this case, because the Company had sought leave, unsuccessfully, to have the “new evidence” admitted after cross examinations on affidavits had taken place, it was decided that the Company should not now be entitled to lead the new evidence in an affidavit responsive to the recently filed Wares Affidavit, because to do so would allow an “accident of timing” to result in paragraphs 6 to 31 of Mr. Erikson’s affidavit being considered on the Strike Motion though they were in compliance with Rule 25.11, because the effect would be to “circumvent several judicial determinations”.

The Decision in full will be appended to the Material Change Report to be filed in connection with this Press Release.

Ungava Minerals Corp. is a mineral exploration company. The Company has interest in an approximately 170 square kilometre of copper, nickel, platinum group metals exploration property in the Raglan area of northern Québec. The Company is litigating to recover full ownership of this property.

This announcement does not constitute an offer of any securities for sale.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

SCHEDULE "B"

COURT FILE NO.:03-CV-244125CM2
DATE; 20040123

SUPERIOR COURT OF JUSTICE - ONTARIO

RE: Ungava Minerals Corp. and Ungava Mineral Exploration Inc., Plaintiff by Counterclaim

AND: Canadian Royalties Inc et al (including Robert Wares and Cygnus Consulting Inc.), Defendants to Counterclaim

BEFORE: KARAKATSANIS J.

COUNSEL: E. Babin and H. Rubin, for Ungava, the Plaintiff to the Counterclaim
P. Griffin, for the Defendants to Counterclaim
A. Dantowicz for Wares & Cygnus, Defendants to Counterclaim

HEARD: January 21, 2004

ENDORSEMENT

[1] I am dealing with two contested motions. The CRI defendants bring a motion to strike an affidavit and Ungava seeks to compel the defendant Wares to answer questions on an examination. Both motions are in relation to the main motion by the defendants to stay or dismiss the counterclaim.

[2] This originated as a mining dispute between CRI and Ungava. Under a joint venture contract the dispute was decided by arbitration in Quebec. The Quebec Superior Court homologated the decision of the arbitrator. This action was brought in Ontario by CRI to enforce the costs ordered in the arbitration. The costs were paid and CRI delivered a notice of discontinuance. In the meanwhile Ungava brought the counterclaim for the essentially the same claim that was the subject of the arbitration in Quebec.

[3] The defendants (all but Wares and Cygnus who had not yet been served) brought a motion to stay or dismiss the counterclaim on the basis of res judicata, abuse of process, jurisdiction and forum. Ungava seeks to establish that there was a lack of natural justice in the arbitration.

[4] After affidavits had been exchanged and cross-examinations had been held, Ungava sought leave of the court to introduce an affidavit of Erikson that asserts that CRI had deliberately withheld attachments to a report that in his view would have impacted upon the decision of the arbitrator. Master Haberman did not give leave to file the affidavit and held that the affidavit was not relevant to the motion. Justice G. Speigel also found that the evidence was not relevant and confirmed the Master's decision on

appeal. Leave to appeal to Divisional Court was denied by Justice J. MacDonald on the basis that he did not doubt the correctness of the decision appealed from.

[5] Ungava served the defendants Wares (and Cygnus) with the counterclaim and subsequent to the appeal they brought a companion motion to stay or dismiss the counterclaim. Wares submitted an affidavit as part of the motion record. In its responding motion record Ungava filed an affidavit that is effectively identical to the affidavit that Master Haberman had found to be irrelevant and inadmissible in the same motion brought by the other defendants.

1. Motion to Strike

[6] I was greatly assisted by the able submissions of both Mr. Griffin and Mr. Babin.

[7] Ungava submits that it served the defendant Wares within time and that it is entitled to respond substantively to the motion now brought by Wares. It asks that I reserve the issue of relevance to the Justice hearing the motion who will be in the best position to determine relevance. If I do not agree, counsel submits that I am not bound by the findings of relevance made in the stricter context of leave to submit further evidence and that I ought to find the evidence relevant.

[8] As a general rule questions of relevance are best left to the judge hearing the motion who is in the best position to determine relevance. However, I am satisfied that this is a proper case to strike the affidavit under Rule 25.11 as irrelevant and as an abuse of process.

[9] In the normal course Rule 25.11 will not be used to strike irrelevant evidence in advance of a motion. Nor is it ordinarily efficient to encourage motions to strike affidavits on a motion on the basis of relevance. However, the circumstances of this case are different from the authorities cited to me on behalf of Ungava in two respects. The relevance of the identical evidence in the context of the same motion in the same action has already been determined and confirmed upon appeal. As well the issue of relevance was decided as a result of the motion brought by Ungava, the party that now seeks to introduce the same evidence notwithstanding that it was unsuccessful in the motion and on appeal of that finding. The fact that the evidence is in response to the motion record of a different defendant is merely an accident of timing and must be viewed in the context of the entire proceeding. An accident to timing should not permit Ungava to circumvent several judicial determinations that were required at the instance of Ungava.

[10] Furthermore, I am not persuaded that the issue of relevance must be approached differently with a different result because the context differs. Although the determinations of relevancy were made in the stricter context of a motion for leave from the rule preventing the filing of additional evidence, the standard of relevancy is constant and is one aspect of a test that has other strict components. The determination of relevancy was necessary to the decision on the motion.

[11] Failure to strike the affidavit could result in additional affidavits and additional examinations relating to evidence that has been found to be irrelevant. It would also result in the Justice hearing the motion to stay or dismiss the affidavit and examinations on the evidence for the motion to strike in respect of one of the defendants but not in respect of the others. Furthermore, the relevancy of the evidence has already been decided and reviewed by three judicial officers in relation to this motion in this action. The determination of relevance was made at the instance of the party that now seeks to in effect circumvent that finding after exhausting all avenues of appeal. Taken together these circumstances would result in a waste of further judicial and party resources and would in my view constitute an abuse of process.

[12] For these reasons, order to go striking paragraphs 6 to 31 (and the attached exhibits) of the affidavit of Glen Erikson sworn November 24, 2003.

2. Motion on Refusals

[13] Counsel agreed that if I decided to strike the affidavit, it would also partially dispose of the motion regarding the refusal to answer questions on the subject matter of the affidavit. Wares need not answer questions 25 to 40 relating to the Fischer report.

[14] As well, Wares need not answer questions (42, 43, 44) relating to his conversations with his solicitors. Those discussions are the subject of solicitor client privilege and this was not specifically disputed in submissions by counsel for Ungava.

[15] Most of the remaining questions appear to relate primarily to matters that are raised in the Wares affidavit. Wares prepared the 2001 report for CRI and Ungava alleges in the counterclaim that in preparing his report Wares was aware of a conspiracy between the co-defendants. The conspiracy alleged was the hiding of the fact that samples taken in September 2000 were taken from the Ungava property and not a neighbouring property and that therefore there had been a trespass. In his affidavit Wares specifically denies knowledge of any conspiracy. Wares also specifically denies that he was aware that samples were taken from Ungava's property in September 2000 as alleged. Wares swears he received data from CRI for the 2001 report regarding the 2000 rock samples and had no reason to believe they came from the Ungava property. Ungava submits that questions 3 to 5 relate to that conspiracy; questions 6 to 8 relate to the September 2000 samples; and questions 9 to 24 relate to the preparation of the 2001 report, the data he used and how it was obtained.

[16] In this case I am not persuaded that the evidence relates to a matter in issue in the motion. The questions relate to the statements in the affidavit that in effect go beyond the narrow issues in the motion and provide the context of the defendant's role, his position on the merits of the claim and generally deny the allegations made in the counterclaim. The substantive merits of the claim are not at issue in this motion to stay or dismiss the counterclaim on the basis of res judicata, abuse of process, and jurisdiction and forum.

[17] It is Ungava's position that once Wares states something in his affidavit he can be cross-examined on the matter. He is deemed to accept the relevance of his evidence. Counsel relies upon the decision of Master Beaudoin in the case of BASF Canada Inc v Max Auto Supply (1986) Inc. [1998] O.J. No. 3676 (paragraphs 8 to 10, 17) for the proposition that cross-examination upon an affidavit filed in support of an interlocutory motion is permitted if it has a semblance of relevancy to the issues raised in the motion or if it relates to an issue raised in an affidavit. The Master accepts that if a moving party puts a fact in issue in an affidavit that becomes the proper subject for cross-examination even if it were not otherwise relevant to the issues on the pending motion. In Ferring Inc. v Richmond Pharmaceuticals Inc. [1995] O.J. No. 202; [1996] O.J. No. 621 at paragraph 14 (Divisional Court), Feldman J. states:

> We also agree with the learned Master that the questions should be answered in any event if they relate to an issue raised by the deponent in his affidavit. This is the normal rule which was clearly established by Galligan J. in Wojick v. Wojick, [1971] 2 O.R. 698 where he said: "...I think the wife, having raised this issue in the particular affidavit, and it now filed and before the Court, I think I would be doing a disservice to the defendant if he were not permitted to cross-examine upon an issue put in evidence by the plaintiff, even though such issue is irrelevant." (p.688). Of course there may be circumstances where questioning on such an issue becomes an abuse of process and the court may in appropriate circumstances intervene, but this is not such a case.

[18] Nor is this. I am not satisfied that this is an appropriate case to intervene or that the questioning on these issues becomes an abuse of process. Wares did more than provide a minimal context necessary to understand his evidence on the issues being argued in the motion. On its face the questions appear to relate to Wares' knowledge of a conspiracy, the 2001 report and the data he used in preparing it. It appears he wanted the judge to take some view on the merits of the counterclaim. It would not be fair to allow those comments to stand without the opportunity to cross-examine. Of course the Justice hearing the motion will determine the relevance of both the affidavit and any resulting examinations.

[19] Neither CRI nor Wares made submissions with respect to the connection of the questions to the matters raised in the affidavit other to rely upon the general submission that they were not relevant to the issue raised in the motion.

[20] The motion to compel re-attendance to answer the questions 3 to 5, 6 to 8 and 9 to 24 is allowed as relating to matters raised in the Wares affidavit. Questions 41, 46 and 47 were described as relevant to the issues in the motion. For the reasons given above, I do not see the semblance of relevance to the issues in the motion and these are not matters raised in the Wares affidavit. These questions need not be answered.

3. Motion to substitute evidence

[21] Counsel came to an agreement on terms and this motion is unopposed. Order to go in accordance with the terms attached.

"A. Karakatsanis"
A. KARAKATSANIS J.